EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Reports Third Quarter Results with 29% Net Sales Growth and 58% Increase in Operating Income; Raises Full-Year Outlook and EBITDA Margin Targets
Oak Brook, Illinois, November 2, 2023 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2023.
Third Quarter Highlights
•Record net sales of $446 million, up $100 million, or 29%, from last year; organic growth of $80 million, or 23%
•Operating income of $62.5 million, up $23.0 million, or 58%, from last year
•GAAP EPS of $0.71, up $0.19, or 37%, from last year
•Record adjusted EPS of $0.71, up $0.18, or 34%, from last year
•Orders of $450 million, up $68 million, or 18%, from last year
•Backlog of $1.01 billion, up $182 million, or 22%, from last year
•Operating cash flow of $48 million, up $38 million, or 380%, from last year
•Raises 2023 adjusted EPS* outlook to a new range of $2.44 to $2.52, from the prior range of $2.30 to $2.46
•Increases low end of 2023 net sales outlook range by $30 million; new range of $1.68 billion to $1.72 billion
•Raises Consolidated EBITDA margin target to a new range of 14% to 20%, from the previous range of 12% to 16%
•Raises EBITDA margin target for the Environmental Solutions Group to a new range of 17% to 22%, from the previous range of 15% to 18%

Consolidated net sales for the third quarter were $446 million, the highest quarterly net sales in the Company’s history, and an increase of $100 million, or 29%, compared to the prior-year quarter. Net income for the third quarter was $43.3 million, or $0.71 per diluted share, compared to $31.8 million, or $0.52 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the third quarter of $43.8 million, or $0.71 per diluted share, compared to $32.2 million, or $0.53 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Double-Digit Improvement in Net Sales and Earnings in Record-Setting Quarter; Increasing EBITDA Margin Targets for the Environmental Solutions Group and the Company
“In another quarter of outstanding performance by our businesses, we reported new Company records for quarterly net sales and adjusted EPS, a 220-basis point year-over-year increase in adjusted EBITDA margin, an 18% increase in orders, and significant improvement in cash generation,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Within our Environmental Solutions Group, an improving supply chain supported higher production levels, and with increased sales volumes, contributions from recent acquisitions, robust aftermarket demand, and strong price realization, we were able to deliver a 31% year-over-year net sales increase and a 300-basis point improvement in adjusted EBITDA margin. Our Safety and Security Systems Group also delivered another impressive quarter, with double-digit top line growth and an adjusted EBITDA margin of approximately 20%. With its consistently strong performance over the last several quarters, we are increasing the EBITDA margin target for our Environmental Solutions Group to a new range of 17% to 22%, from the previous range of 15% to 18%. At the same time, we are increasing our consolidated EBITDA margin target to a new range of 14% to 20%, from the previous range of 12% to 16%.”
In the Environmental Solutions Group, net sales for the third quarter were $373 million, up $88 million, or 31%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $73 million, up $12 million, or 19%, compared to the prior-year quarter.

Consolidated operating income for the third quarter was $62.5 million, up $23.0 million, or 58%, compared to the prior-year quarter. Consolidated operating margin for the third quarter was 14.0%, up from 11.4% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $78.5 million, up $25.0 million, or 47%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 17.6%, up from 15.4% in the prior-year quarter.
In the Environmental Solutions Group, adjusted EBITDA for the third quarter was $72.0 million, up $25.5 million, or 55%, compared to the prior-year quarter, and its adjusted EBITDA margin was 19.3%, up from 16.3% last year. In the Safety and Security Systems Group, adjusted EBITDA for the third quarter was $14.6 million, up $3.1 million, or 27%, compared to the prior-year quarter, and its adjusted EBITDA margin was 19.9%, up from 18.7% last year.
Consolidated orders for the third quarter were $450 million, up $68 million, or 18%, compared to the prior-year quarter. With the strong momentum in customer demand, consolidated backlog at September 30, 2023 was $1.01 billion, an increase of $182 million, or 22%, from last year.
Increased Operating Cash Flow Further Strengthens Financial Position, Providing Flexibility to Fund Growth Opportunities and Cash Returns to Stockholders
Operating cash flow during the third quarter was $48 million, an increase of $38 million, or 380%, from the prior-year quarter. Cash generated from operations in the first nine months of this year totaled $91 million, an increase of $59 million, or 181%, compared to the prior-year period.
At September 30, 2023, consolidated debt was $366 million, total cash and cash equivalents were $41 million and the Company had $425 million of availability for borrowings under its credit facility.
“Our operating cash flow generation this quarter was outstanding, enabling us to pay down approximately $40 million of debt during the quarter,” said Sherman. “So far this year, our operating cash flow has increased by 181% compared to last year, further strengthening our financial position, and providing significant flexibility to invest in organic growth initiatives, pursue additional strategic acquisitions, and fund cash returns to stockholders through dividends and opportunistic share repurchases.”
The Company funded dividends of $6.1 million during the third quarter, reflecting a dividend of $0.10 per share, and recently announced a similar dividend that will be payable in the fourth quarter of 2023. The Company also funded stock repurchases of $4.3 million during the third quarter.
Outlook
“Demand for our products and our aftermarket offerings remains exceptionally high,” noted Sherman. “We continue to successfully execute against our strategic initiatives, and with our third quarter performance, our current backlog and improving supply chain conditions, we are raising our full-year adjusted EPS* outlook to a new range of $2.44 to $2.52, from the prior range of $2.30 to $2.46. We are also increasing the low end of our full-year net sales outlook range by $30 million, establishing a new range of $1.68 billion to $1.72 billion.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, November 2, 2023 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-833-816-1432 and entering the pin number 10183590. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, risks and adverse economic effects associated with emerging geopolitical conflicts, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, cybersecurity risks, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the nine months ended September 30, 2023, we made adjustments to exclude the impact of acquisition and integration-related expenses (benefits) and environmental remediation costs of a discontinued operation. In prior years, we have also made adjustments to exclude the impact of debt settlement charges and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2023, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2023	2022	2023	2022
Net sales	$446.4	$346.4	$1,274.3	$1,043.3
Cost of sales	328.7	263.6	943.5	795.0
Gross profit	117.7	82.8	330.8	248.3
Selling, engineering, general and administrative expenses	50.6	39.8	156.0	125.5
Amortization expense	3.9	3.1	11.4	9.6
Acquisition and integration-related expenses (benefits)	0.7	0.4	2.0	(1.0)
Operating income	62.5	39.5	161.4	114.2
Interest expense, net	5.1	2.7	15.4	5.9
Other expense (income), net	0.3	0.1	1.5	(0.6)
Income before income taxes	57.1	36.7	144.5	108.9
Income tax expense	13.8	4.9	33.5	23.1
Net income	$43.3	$31.8	$111.0	$85.8
Earnings per share:
Basic	$0.71	$0.53	$1.83	$1.42
Diluted	$0.71	$0.52	$1.81	$1.40
Weighted average common shares outstanding:
Basic	60.8	60.4	60.7	60.5
Diluted	61.4	61.0	61.4	61.1
Cash dividends declared per common share	$0.10	$0.09	$0.29	$0.27

Operating data:
Operating margin	14.0%	11.4%	12.7%	10.9%
Adjusted EBITDA	$78.5	$53.5	$208.5	$153.9
Adjusted EBITDA margin	17.6%	15.4%	16.4%	14.8%
Total orders	$450.2	$382.1	$1,405.1	$1,248.0
Backlog	1,005.8	824.1	1,005.8	824.1
Depreciation and amortization	15.3	13.6	45.1	40.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2023	December 31, 2022
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$41.0	$47.5
Accounts receivable, net of allowances for doubtful accounts of $2.4 and $2.5, respectively	213.3	173.8
Inventories	330.1	292.7
Prepaid expenses and other current assets	19.3	17.4
Total current assets	603.7	531.4
Properties and equipment, net of accumulated depreciation of $169.9 and $156.4, respectively	188.3	179.3
Rental equipment, net of accumulated depreciation of $51.1 and $45.4, respectively	130.3	109.1
Operating lease right-of-use assets	23.7	24.7
Goodwill	473.6	453.4
Intangible assets, net of accumulated amortization of $66.8 and $55.4, respectively	212.2	208.2
Deferred tax assets	12.1	8.8
Other long-term assets	10.7	9.4
Total assets	$1,654.6	$1,524.3
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$3.9	$1.5
Accounts payable	82.4	72.4
Customer deposits	27.6	25.4
Accrued liabilities:
Compensation and withholding taxes	34.5	31.1
Current operating lease liabilities	7.4	6.9
Other current liabilities	46.8	43.2
Total current liabilities	202.6	180.5
Long-term borrowings and finance lease obligations	362.0	361.5
Long-term operating lease liabilities	17.0	18.5
Long-term pension and other postretirement benefit liabilities	38.8	38.9
Deferred tax liabilities	56.7	51.0
Other long-term liabilities	21.6	13.0
Total liabilities	698.7	663.4
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 69.9 and 69.5 shares issued, respectively	69.9	69.5
Capital in excess of par value	284.7	271.8
Retained earnings	875.5	782.2
Treasury stock, at cost, 9.0 and 8.8 shares, respectively	(190.4)	(178.6)
Accumulated other comprehensive loss	(83.8)	(84.0)
Total stockholders’ equity	955.9	860.9
Total liabilities and stockholders’ equity	$1,654.6	$1,524.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2023	2022
Operating activities:
Net income	$111.0	$85.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45.1	40.7
Stock-based compensation expense	8.9	7.5
Changes in fair value of contingent consideration	(0.2)	—
Amortization of interest rate swap settlement gain	(1.8)	—
Deferred income taxes	2.0	0.3
Changes in operating assets and liabilities	(74.0)	(101.9)
Net cash provided by operating activities	91.0	32.4
Investing activities:
Purchases of properties and equipment	(21.4)	(45.6)
Payments for acquisition-related activity, net of cash acquired	(55.1)	(6.6)
Other, net	0.8	2.1
Net cash used for investing activities	(75.7)	(50.1)
Financing activities:
Increase in revolving lines of credit, net	4.6	49.9
Purchases of treasury stock	(4.3)	(16.1)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(5.6)	(3.0)
Payments for acquisition-related activity	(0.5)	—
Cash dividends paid to stockholders	(17.7)	(16.4)
Proceeds from stock-based compensation activity	2.3	0.1
Other, net	—	(0.1)
Net cash (used for) provided by financing activities	(21.2)	14.4
Effects of foreign exchange rate changes on cash and cash equivalents	(0.6)	(1.7)
Decrease in cash and cash equivalents	(6.5)	(5.0)
Cash and cash equivalents at beginning of year	47.5	40.5
Cash and cash equivalents at end of period	$41.0	$35.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2023 and 2022:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2023	2022	Change	2023	2022	Change
Net sales	$373.0	$284.8	$88.2	$1,064.8	$865.3	$199.5
Operating income	57.2	33.9	23.3	151.0	99.8	51.2
Adjusted EBITDA	72.0	46.5	25.5	193.9	137.4	56.5
Operating data:
Operating margin	15.3%	11.9%	3.4%	14.2%	11.5%	2.7%
Adjusted EBITDA margin	19.3%	16.3%	3.0%	18.2%	15.9%	2.3%
Total orders	$374.8	$321.4	$53.4	$1,179.2	$1,060.7	$118.5
Backlog	938.6	764.6	174.0	938.6	764.6	174.0
Depreciation and amortization	14.3	12.5	1.8	41.8	37.5	4.3
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2023	2022	Change	2023	2022	Change
Net sales	$73.4	$61.6	$11.8	$209.5	$178.0	$31.5
Operating income	13.7	10.5	3.2	39.9	28.7	11.2
Adjusted EBITDA	14.6	11.5	3.1	43.0	31.8	11.2
Operating data:
Operating margin	18.7%	17.0%	1.7%	19.0%	16.1%	2.9%
Adjusted EBITDA margin	19.9%	18.7%	1.2%	20.5%	17.9%	2.6%
Total orders	$75.4	$60.7	$14.7	$225.9	$187.3	$38.6
Backlog	67.2	59.5	7.7	67.2	59.5	7.7
Depreciation and amortization	0.9	1.0	(0.1)	3.1	3.1	—
Corporate Expenses
Corporate operating expenses were $8.4 million and $4.9 million for the three months ended September 30, 2023 and 2022, respectively. For the nine months ended September 30, 2023 and 2022, corporate operating expenses were $29.5 million and $14.3 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2023 and 2022 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2023 and 2022 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses (benefits) and environmental remediation costs of a discontinued operation, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2023	2022	2023	2022
Net income, as reported	$43.3	$31.8	$111.0	$85.8
Add:
Income tax expense	13.8	4.9	33.5	23.1
Income before income taxes	57.1	36.7	144.5	108.9
Add:
Acquisition and integration-related expenses (benefits)	0.7	0.4	2.0	(1.0)
Environmental remediation costs of a discontinued operation (a)	—	—	0.8	—
Adjusted income before income taxes	57.8	37.1	147.3	107.9
Adjusted income tax expense (b)	(14.0)	(4.9)	(34.2)	(22.8)
Adjusted net income	$43.8	$32.2	$113.1	$85.1

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2023	2022	2023	2022
EPS, as reported	$0.71	$0.52	$1.81	$1.40
Add:
Income tax expense	0.22	0.08	0.55	0.38
Income before income taxes	0.93	0.60	2.36	1.78
Add:
Acquisition and integration-related expenses (benefits)	0.01	0.01	0.03	(0.02)
Environmental remediation costs of a discontinued operation (a)	—	—	0.01	—
Adjusted income before income taxes	0.94	0.61	2.40	1.76
Adjusted income tax expense (b)	(0.23)	(0.08)	(0.56)	(0.37)
Adjusted EPS	$0.71	$0.53	$1.84	$1.39
(a)    Environmental remediation costs of a discontinued operation in the nine months ended September 30, 2023 relate to estimated environmental clean up costs at a facility associated with a business that was discontinued in 2009. Such charges are included as a component of Other expense (income), net on the Condensed Consolidated Statements of Operations.
(b)    Adjusted income tax expense for the three and nine months ended September 30, 2023 and 2022 was recomputed after excluding the impact of acquisition and integration-related expenses (benefits) and environmental remediation costs of a discontinued operation, where applicable.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses (benefits), other income/expense, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses (benefits), other income/expense, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2023	2022	2023	2022
Net income	$43.3	$31.8	$111.0	$85.8
Add:
Interest expense, net	5.1	2.7	15.4	5.9
Acquisition and integration-related expenses (benefits)	0.7	0.4	2.0	(1.0)
Other expense (income), net	0.3	0.1	1.5	(0.6)
Income tax expense	13.8	4.9	33.5	23.1
Depreciation and amortization	15.3	13.6	45.1	40.7
Consolidated adjusted EBITDA	$78.5	$53.5	$208.5	$153.9

Net sales	$446.4	$346.4	$1,274.3	$1,043.3

Consolidated adjusted EBITDA margin	17.6%	15.4%	16.4%	14.8%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2023	2022	2023	2022
Operating income	$57.2	$33.9	$151.0	$99.8
Add:
Acquisition and integration-related expenses	0.5	0.1	1.1	0.1
Depreciation and amortization	14.3	12.5	41.8	37.5
Adjusted EBITDA	$72.0	$46.5	$193.9	$137.4

Net sales	$373.0	$284.8	$1,064.8	$865.3

Adjusted EBITDA margin	19.3%	16.3%	18.2%	15.9%
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2023	2022	2023	2022
Operating income	$13.7	$10.5	$39.9	$28.7
Add:
Depreciation and amortization	0.9	1.0	3.1	3.1
Adjusted EBITDA	$14.6	$11.5	$43.0	$31.8

Net sales	$73.4	$61.6	$209.5	$178.0

Adjusted EBITDA margin	19.9%	18.7%	20.5%	17.9%